DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017

212-450-4526

October 3, 2005

Re:	Mercantile Long-Short Manager Fund LLC
Registration Statement on Form N-2
Registration Nos. 333-128729 and 811-21258
Mercantile Long-Short Manager Fund LLC For Tax-Exempt/Deferred
Investors (TEDI) LLC
Registration Statement on Form N-2
Registration Nos. 333-128731 and 811-21819
Mercantile Long-Short Manager Master Fund LLC
Registration Statement on Form N-2
Registration No. 811-21818

Kimberley A. Browning
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Browning:

          As per our conversation on Wednesday, September 28, 2005, enclosed herewith is one courtesy copy of each of the following documents that were filed on Friday, September 30, 2005 with the Securities and Exchange Commission via EDGAR:

i.	Registration Statement on Form N-2 of Mercantile Long-Short Manager Master Fund LLC;

ii.	Notification of Registration on Form N-8A for Mercantile Long-Short Manager Master Fund LLC;

iii.	Registration Statement on Form N-2 of Mercantile Long-Short Manager Fund for Tax-Exempt/Deferred Investors (TEDI) LLC;

Kimberley A. Browning	-2-	October 3, 2005

iv.	Notification of Registration on Form N-8A for Mercantile Long-Short Manager Fund For Tax-Exempt/Deferred Investors (TEDI) LLC; and

v.	Amendment No. 3 of the Registration Statement on Form N-2 of Mercantile Long-Short Manager Fund LLC.

          As we discussed, please also find enclosed herewith for your convenience a redlined copy of the Registration Statements on Form N-2 for Mercantile Long-Short Manager Fund For Tax-Exempt/Deferred Investors (TEDI) LLC marked to show changes against Amendment No. 3 of Mercantile Long-Short Manager Fund LLC. A redlined copy of the Registration Statements on Form N-2 for Amendment No. 3 of Mercantile Long-Short Manager Fund LLC marked to show changes against Amendment No. 2 of Mercantile Long-Short Manager Fund LLC will follow by separate cover.

          Please contact Susan Betteridge Baker at (212) 450-4291, Barbara Moring at (212) 450-4206 or the undersigned at (212) 450-4526 with any questions or comments you may have regarding the enclosed documents.

Very truly yours,

/s/ Priya Udeshi

Priya Udeshi

Enclosures

cc w/o enc:
Richard Pforte
Securities and Exchange Commission
Savonne Ferguson
Mercantile Absolute Return Fund LLC
S. Elliot Cohan
Kramer Levin Naftalis & Frankel LLP
Yukako Kawata
Susan Betteridge Baker
Barbora Moring

By Hand Delivery